350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com
May 22, 2008	OTCBB: LGCP F

LINCOLN GOLD CONTINUES DRILLING
GUADALUPE Y CALVO DISTRICT - CHIHUAHUA, MEXICO

LINCOLN GOLD CORP. (OTCBB:LGCPF) is pleased to announce that core drilling remains in progress on the large La Bufa gold-silver property (2,291 hectares) in the Guadalupe y Calvo mining district in southwestern Chihuahua State. A total of nine angle holes have been completed for 3,661 meters. Hole 10 is in progress at 345 meters. Angle core drilling is focused on steeply dipping quartz veins and stockwork zones which extend onto the La Bufa property from the Rosario gold-silver vein system to the north. Partial assays have been received from several holes of which two holes contain encouraging results listed below.

HOLE NUMBER	ANGLE	AZIMUTH	T.D. (m)	FROM (m)	TO (m)	INTERCEPT (m)	GOLD gpt	SILVER gpt	LEAD %	ZINC %

DDH-001	-45°	45°	399.25	94.50	97.00	2.5	4.12	281	0.06	0.08
DDH-003	-45°	45°	400.81	172.22	173.72	1.5	10.7	516	2.54	2.42

Gold-silver mineralization occurs in veins and stockwork hosted in felsic tuffs which overly granitic intrusive rocks. Similar quartz vein and stockwork zones are present in other core holes. Most assays remain pending.

Lincoln Gold may earn up to a 60% interest in the La Bufa property from Almaden Minerals Ltd. by spending US$3.5 million over a 4 year period and issuing 1,550,000 shares.

Mr. Jeffrey Wilson, the Company’s Vice-President and Chief Operating Officer and a qualified person under National Instrument 43-101, supervised the preparation of this news release.

Lincoln Gold Corp. is a US-based gold exploration company located in Nevada with several projects in various stages of exploration which includes three properties in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.
“Jeffrey L. Wilson”
Vice President and COO

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Key factors that could cause actual results to differ materially from those described in forward-looking statements are:

(i)	the results of the NI 43-101 report on the La Bufa properties may be different than anticipated;

(ii)	the inability of the Company to achieve the financing required to pursue the exploration of the La Bufa properties;

(iii)	the results of exploration of the La Bufa properties; and

(iv)	the lack of commercial mineralization on the Lincoln Gold properties.

Readers are cautioned not to place undue reliance on the forward-looking statements made in this Press Release.